



CHEMBIO

DIAGNOSTIC SYSTEMS, INC.

Rapid Tests for Earlier Treatment

DPP HIV 1/2
12345C
Bio-Manguinhos
DPP HIV 1/2
T C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

Investor Presentation

November 2009



CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

Forward Looking Statements



DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission







- **Medford, NY Manufacturer of Proprietary Point of Care Rapid Diagnostic Tests – 100 Employees**
- **FDA Approved Lateral Flow (LF) Rapid HIV Tests**
  - **Marketed in the U.S. by Inverness Medical. Sales Increase thru Q3YTD of 120% to $3.45MM vs. $1.57MM in 2008.**
- **Total Revenues through 9 Months of $10.3MM, up 19.6%. Profitable in Q2, Q3 and YTD.**
- **New Product Pipeline Enabled by Patented Dual Path Platform (DPP®) Rapid, Point-of-Care-Testing (POCT) Platform**

    

Point of Care Single and Multiplex Test Development, Manufacturing, & Licensing



Organization & Management Team



Lawrence Siebert, CEO & Chairman
Richard Larkin, CFO
Javan Esfandiari, Sr. VP R&D
Rick Bruce, VP Operations
Tom Ippolito, VP Reg., QA/QC
Sandy Speer, Dir. Client Serv.
Dr. Gary Meller, Director
Katherine Davis, Director

Total Employment Approx. 100





SG&A
7

Ops.
69

R&D
18

Reg. & Clinical
QA & QC
7



4

Regulatory Approvals Provide Access to Large, Diverse & Global POCT Markets





DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
CHEMBIO
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

U.S. Food and Drug Administration
CENTER FOR BIOLOGICS EVALUATION AND RESEARCH

Two FDA-Approved PMA’s



USDA

USDA-Approved Facility & Product Licenses



ISO

ISO Certified for Global Markets



CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

$6.7B Global Point of Care Test (POCT) Market





Worldwide Distribution of POCT
Sales (in $ Millions) and Worldwide Market Shares

- India, $139, 2%
- China, $194, 3%
- Japan, $475, 8%
- ROW, $234, 4%
- Europe, $3,254, 52%
- U.S. Decentralized Sites, Phys. Labs, Clinics, $591 , 9%
- U.S.- Hospital Based, $1,772 , 28%

At 7% Projected Increases, even with Large Low-Growth Segments (e.g., Glucose), Global POCT Market is Fastest Growing Segment of $39.5B In-Vitro Diagnostics Market , Projected to Reach $8.8B by 2012

Source: Independent Market Research Report

POCT Market Drivers


DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
CHEMBIO
Sample
Buffer
DPP SYPHILIS
SCREEN & CONFIRM
Sample
Buffer
CHEMBIO

- Reduce Patient Stays and Costs, Improve Patient Outcomes with Prompt & Early Diagnosis
  - Improve Therapeutic Intervention
  - Prevent Needless Admissions
  - Simplify Testing Procedures to Reduce Testing Costs
  - Avoid Delays from Central Lab Batching
  - Eliminate Need for Return Visit (s)

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Overview of Current Products & Revenue 2008



DPP® HIV 1/2
12345C
Bio-Manguinhos
Sample Buffer
DPP® SYPHILIS SCREEN & CONFIRM
CHEMBIO

2008 Total Revenues $11,049,600
Other Products, $1,037,468 , 9%
Contract R&D, $693,803 , 6%
LF HIV Tests US Market, $2,183,500 , 20%
DPP® Products, $126,000 , 1%
LF HIV Tests Intntl. Market, $7,008,800 , 64%

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Overview of Current Products & Revenue YTD
Increases from U.S. Market, DPP® and R&D Contracts

Nine Mos. Ended 9/30/09 - Total Revenues $10,282,807

- DPP® Products, $619,530 , 6%
- Royalty Income , $83,710 , 1%
- Other Products, $796,233 , 8%
- Contract R&D, $954,058 , 9%
- LF HIV Tests Intntl. Market, $4,379,276 , 42%
- LF HIV Tests US Market, $3,450,000 , 34%



FDA Approved Rapid HIV Tests

Distributed in US Exclusively by Inverness Medical



DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
Sample
Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample
Buffer
CHEMBIO

- **120% YTD Increase thru Q3 in US Market Revenues**
  - **$3.45MM vs. $1.570MM**
  - **Gains Based Upon Market Expansion and Increased Market Share**
- **Competitive Features**
  - **CLIA Waived**
  - **Two Formats**
  - **99.7% Sensitivity; 99.9% Specificity**
  - **Proprietary Formulation Enables 24 Month Stability**
  - **Strong Marketing Partner**



Clearview HIV 1/2 STAT-PAK
Clearview COMPLETE HIV 1/2
WAIVED
Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA
by Inverness Medical Innovations, Inc.
inverness medical innovations

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Chembio's Rapid HIV Tests are Distributed Globally



DPP® HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP® HIV 1/2
T C
Sample
Buffer
DPP® SYPHILIS SCREEN & CONFIRM
Sample
Buffer
CHEMBIO



HIV 1/2 STAT-PAK™
Dipstick Rapid Assay
HIV 1/2 STAT-PAK®
Rapid Assay
A rapid qualitative screening assay for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
Convenient and Cost Effective
• Ideally suited for field and point-of-care testing
• Minimal sample size (5μl) – fingerstick or venous whole blood, serum or plasma
CHEMBIO DIAGNOSTIC SYSTEMS, INC.
This product not approved for use in the U.S.
SURE CHECK® HIV
Collect • Process • Analyze
3 in 1
• Sample collection, processing and analysisin one device
• Individually packaged for use as needed
• Fingerstick sample
• Uses only 3μl of whole blood
• On-site results in minutes
• Room temperature storage

- Approved for Procurements by UN,WHO, CDC/USAID (PEPFAR)
- Registered/Approved in several countries in South America, Asia, and Africa
- CE Mark Pending

11

Estimated Projected Total Annual Sales of U.S. POCTs 2008-2012



($ Millions)

- 2008: $2,363
- 2009: $2,529
- 2010: $2,705
- 2011: $2,895
- 2012: $3,098

Unit Growth of 79% on Sales Growth of 31% Creating Opportunity for Multiplexed Products

YEAR

Source: Independent Market Research Report

PATENTED DUAL PATH PLATFORM (DPP®)

KEY DESIGN AND PERFORMANCE ADVANTAGES vs. LATERAL FLOW



DPP HIV 1/2
12345C
Bio-Manguinhos
DPP HIV 1/2
T C
Sample Buffer
CHEMBIO
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

- Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types
- Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples
- US Patent #7,189,522. Patent Protection Pending Worldwide



DPP®





Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

13

DPP® Global Health Products


DPP HIV 1/2
12345C
Bio-Manguinhos
T C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM

- Four New Products for Brazilian Public Health Including Five Band POC HIV Confirmatory Test
- Three Year $3MM NIH SBIR Phase II Grant for Human Leptospirosis


2
DPP HIV 1/2
12345C
Tampão
ID
1
Amostra + Tampão
Bio-Manguinhos

DPP® Point of Care Test	Collaborating Organization
Tuberculosis	FIND
Malaria	FIND
HIV 1/2 Confirmatory Test	FIOCRUZ
Neglected Diseases: Leishmaniasis, Chagas, Leptospirosis, Leprosy	IDRI, NIH, FIOCRUZ

DPP® HIV 1/2 Screen Assay



- Designed for Use with Oral Fluid & Blood
- $50MM/5MM Unit US Market Growing 15-20%/Year
- Opportunity to Gain Market Share from Sole Competitor
- US Clinical Trials Commencing Q4 2009



DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
A Rapid Qualitative Screening Assay for the Detection of Antibodies to HIV 1/2 in Oral Fluids, Whole Blood (Venous or Finger-stick), Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
2
Buffer
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
T C
ID
1
Sample + Buffer
CHEMBIO

DPP® Syphilis Screen & Confirm



- First POCT For Syphilis In US
- Provides Better Indication Of Active Disease
- Enables Confirmation & Treatment At POC
- Pre-natal Testing
- FDA Pre-IDE Submitted Q3



DPP® SYPHILIS
SCREEN & CONFIRM
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
The Only Assay to Detect Both Disease Markers Simply at the Point of Care
A rapid assay for the detection of non-treponemal and treponemal antibodies to syphilis in whole blood (venous or fingerstick), serum or plasma
FDA Clearance & CLIA waiver anticipated 2010
No Return Visits for 2nd Test Needed
Enables treatment at Point of Care
Optional Portable Reader Available
DPP® SYPHILIS SCREEN & CONFIRM
2
Buffer
1 Trep
2 Non-trep
C
ID
1
Sample + Buffer
CHEMBIO

Developed in collaboration with the U.S. Centers for Disease Control



INFLUENZA

MULTIPLEX ANTIGEN & IMMUNITY TESTS


DPP® HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP® HIV 1/2
T C
Sample
Buffer
DPP® SYPHILIS
SCREEN & CONFIRM
CHEMBIO

- Current Lateral Flow Rapid Tests Need Improvement
- Initial Data Show Improved Performance with DPP®
- Multiplex Immune Status Serology Test H1N1 Project


2
DPP® FLU A/B
Buffer
1 FLUA
2 FLUB
C
ID
1
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
2
DPP® FLU
H5N1/H3N2/H13N9
Immuno-Status
Antibody Assay
Buffer
1 H13N9
2 H3N2
3 H5N1
C
ID
1
Sample
+
Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

Hepatitis-C (HCV) & HIV/HCV Comb.



- **Estimated 3MM HCV Infections in US**
  - Only 22% Diagnosed
  - 25% Co-infection with HIV
  - Major Cause of Liver Disease
  - New therapeutics from Vertex, etc. will drive demand for Dx
- **No HCV Point of Care Test in US**
- **Chembio Participating in Pre-Clinical CDC Study with both prototypes**



Base Business & DPP® Product Pipeline


DPP HIV 1/2
12345C
Bio-Manguinhos
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
CHEMBIO

	R&D	Pre-Clinical	Validation	Clinical Testing	Commercial Product(s)	Est. US Mkt Size	# of U.S. Compet.
HIV and Other Lateral Flow Rapid Tests; Contract R&D	CEMI lateral flow product revenues of $5.0 MM @6/30 YTD include $2MM in U.S. rapid HIV tests →				→	$15MM (blood)	1
DPP® Product Pipeline							
3 OEM Products for Brazil MOH	→			→	Est. $12MM Min. Purchases 2009-2012	NA	n/a
HIV Oral Fluid	→		→			$35 MM (oral fluid)	1
Syphilis Screen & Confirm	→		→			$50 MM	0
Hepatitis -C (HCV) & Combo HIV/HCV	→	→				$50 MM	0
Influenza	→					$250 MM	6
Global Health Products	→				Donor Funded Demand		n/a

Selected Comparative Historical Financial Results 2005-2008 and 9 Mos. Of 2009



$(000s)	9 Mos Ended Sept 30, 2009	For the Years Ended			
		2008	2007	2006	2005
Total Revenues	$ 10,283	$ 11,050	$ 9,231	$ 6,503	$ 3,941
Cost of sales	6,053	7,198	6,435	4,894	2,996
Gross Profit	4,230	3,852	2,796	1,609	945
	41.1%	34.9%	30.3%	24.7%	24.0%
R&D Expense	2,127	2,605	1,907	1,402	1,365
SG&A Expense	2,002	3,317	3,765	4,787	2,878
Operating Income (Loss)	100	(2,071)	(2,876)	(4,580)	(3,298)
Other Inc. (Expense)	(8)	122	249	(415)	46
Net Income (Loss) - Stkhldrs	92	(1,949)	(2,627)	(4,995)	(3,252)
Pref. Stock Expenses	-	-	5,645	3,210	3,517
Net Loss	$ 92	$ (1,949)	$ (8,272)	$ (8,205)	$ (6,769)
Net Income (Loss) - per Share	$ 0.00	$ (0.03)	$ (0.57)	$ (0.80)	$ (0.88)
Avg. No. Shares (Millions)	61.945	61.267	14.608	10.293	7.705
Working capital	$ 2,098	$ 1,664	$ 3,229	$ 5,113	$ 831
Total assets	6,342	5,915	6,585	7,907	3,016
Total liabilities	3,534	3,338	2,322	2,297	1,964
Equity (Deficit)	2,808	2,577	4,263	(940)	1,053

Selected Comparative Historical Financial Results
Quarter and YTD 9/30/2009 & 9/30/2008

Selected Comparative Historical Financial Data

Quarter Ended Year Ended	Three Mos Ended		Nine Mos Ended	
$(000s)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Total Revenues	$ 4,364	$ 3,516	$ 10,283	$ 8,598
Cost of sales	2,495	2,125	6,053	5,362
Gross Profit	1,869	1,391	4,230	3,236
	42.8%	39.6%	41.1%	37.6%
R&D Expense	777	759	2,127	1,952
SG&A Expense	784	868	2,002	2,696
Operating Income (Loss)	308	(236)	100	(1,412)
Other Inc. (Expense)	(1)	(1)	(8)	14
Net Income (Loss) - Stkhldrs	307	(237)	92	(1,398)
Net Loss	$ 307	$ (237)	$ 92	$ (1,398)
Net Income (Loss) - per Share	$ 0.005	$ (0.004)	$ 0.001	$ (0.023)
Avg. No. Shares (Millions)	61.945	61.945	61.945	61.036
Working capital	$ 2,098	$ 1,656	$ 2,098	$ 1,656
Total assets	6,342	6,486	6,342	6,486
Total liabilities	3,534	3,378	3,534	3,378
Equity (Deficit)	2,808	3,108	2,808	3,108



Selected Balance Sheet Data



($000s)

Balance Sheet Data	Sept '09	Dec. '08
Cash	$ 1,877	$ 1,212
Accts. Receivable	1,135	809
Inventories	1,374	1,819
Other Current Assets	309	225
Total Current Assets	4,695	4,066
Net Fixed Assets	642	881
Other Assets	1,005	968
Total Assets	6,342	5,915
Total Current Liab.	2,597	2,402
Total Other Liab.	937	936
Total Liabilities	3,534	3,338
Total Equity	2,808	2,577
Total Liabilities & Shareholders Equity	$ 6,342	$ 5,915



CEMI Selected Share Data



As of 10/30/2009		Options and Warrants (MM)		Avg. Ex. Price
		Options (3.86MM held by mgmt. & board)	5.75	$0.16
52 Week High	$0.305			
52 Week Low	$0.075	Warrants - Exp. Dates		
Total Outstanding Shares	61.94MM	1/28/2010	4.96	$0.47
Common Stock owned by management & directors	7.0MM	10/5/2011	2.64	$0.48
Market Capitalization	$18.27MM	2/5/2012	0.07	$0.81
Avg. Trading Vol. (3 Mos.)	99,377	Total Warrants	7.67	
		Total Options & Warrants	13.42	
		Fully Diluted shares	75.36	



CEMI 6 Mo. Price and Volume





DPP HIV 1/2
12345C
Bio-Manguinhos
DPP HIV 1/2
T C
Sample
Buffer
DPP SYPHILIS
SCREEN & CONFIRM
Sample
Buffer

CHEMBIO

DIAGNOSTIC SYSTEMS, INC.

Rapid Tests for Earlier Treatment

www.chembio.com